SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------
                                  SCHEDULE 13D
                                Amendment No. 26


                   Under the Securities Exchange Act of 1934
    Information to be included in statements filed pursuant to Rule 13D-1(A) and Amendments thereto filed pursuant to Rule 13D-2(A)

                              JUNO LIGHTING, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   482047206
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  Kevin Baker
                          Vice President and Secretary
                          Fremont Investors I, L.L.C.
                         Fremont Investors I CS, L.L.C.
                         199 Fremont Street, Suite 2300
                        San Francisco, California 94105
                           Telephone: (415) 284-8500
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                    Copy to:

                              Kenton J. King, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                             525 University Avenue
                          Palo Alto, California 94301
                                  650-470-4500

                                 June 29, 2005
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. |_|

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------------                       --------------------------
CUSIP No.        482047206                           Page      3 of 13 Pages
------------------------------                       --------------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           FREMONT INVESTORS I, L.L.C.
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                       (a) [x]
                                                                       (b) [ ]
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           OO
-------------------------------------------------------------------------------
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [ ]
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           State of Delaware
-------------------------------------------------------------------------------
                  |    7     SOLE VOTING POWER
                  |
   NUMBER OF      |           0
                  |
     SHARES       |------------------------------------------------------------
                  |    8     SHARED VOTING POWER
  BENEFICIALLY    |
                  |          5,952,692
    OWNED BY      |
                  |------------------------------------------------------------
      EACH        |    9     SOLE DISPOSITIVE POWER
                  |
    REPORTING     |          0
                  |
     PERSON       |------------------------------------------------------------
                  |   10     SHARED DISPOSITIVE POWER
      WITH        |
                  |          5,952,692
                  |
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,952,692
-------------------------------------------------------------------------------
   12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                           [ ]
-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           67.7%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------                       --------------------------
CUSIP No.        482047206                           Page      4 of 13 Pages
------------------------------                       --------------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           FREMONT PARTNERS, L.P.
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                       (a) [x]
                                                                       (b) [ ]
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           OO
-------------------------------------------------------------------------------
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [ ]
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           State of Delaware
-------------------------------------------------------------------------------
                  |    7     SOLE VOTING POWER
                  |
   NUMBER OF      |           0
                  |
     SHARES       |------------------------------------------------------------
                  |    8     SHARED VOTING POWER
  BENEFICIALLY    |
                  |          6,550,558
    OWNED BY      |
                  |------------------------------------------------------------
      EACH        |    9     SOLE DISPOSITIVE POWER
                  |
    REPORTING     |          0
                  |
     PERSON       |------------------------------------------------------------
                  |   10     SHARED DISPOSITIVE POWER
      WITH        |
                  |          6,550,558
                  |
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           6,550,558
-------------------------------------------------------------------------------
   12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                           [ ]
-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           74.5%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------                       --------------------------
CUSIP No.        482047206                           Page      5 of 13 Pages
------------------------------                       --------------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           FP ADVISORS, L.L.C.
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                       (a) [x]
                                                                       (b) [ ]
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           OO
-------------------------------------------------------------------------------
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [ ]
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           State of Delaware
-------------------------------------------------------------------------------
                  |    7     SOLE VOTING POWER
                  |
   NUMBER OF      |           0
                  |
     SHARES       |------------------------------------------------------------
                  |    8     SHARED VOTING POWER
  BENEFICIALLY    |
                  |          6,550,558
    OWNED BY      |
                  |------------------------------------------------------------
      EACH        |    9     SOLE DISPOSITIVE POWER
                  |
    REPORTING     |          0
                  |
     PERSON       |------------------------------------------------------------
                  |   10     SHARED DISPOSITIVE POWER
      WITH        |
                  |          6,550,558
                  |
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           6,550,558
-------------------------------------------------------------------------------
   12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                           [ ]
-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           74.5%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------                       --------------------------
CUSIP No.        482047206                           Page      6 of 13 Pages
------------------------------                       --------------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           FREMONT GROUP, L.L.C.
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                       (a) [x]
                                                                       (b) [ ]
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           OO
-------------------------------------------------------------------------------
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [ ]
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           State of Delaware
-------------------------------------------------------------------------------
                  |    7     SOLE VOTING POWER
                  |
   NUMBER OF      |           0
                  |
     SHARES       |------------------------------------------------------------
                  |    8     SHARED VOTING POWER
  BENEFICIALLY    |
                  |          6,552,709
    OWNED BY      |
                  |------------------------------------------------------------
      EACH        |    9     SOLE DISPOSITIVE POWER
                  |
    REPORTING     |          0
                  |
     PERSON       |------------------------------------------------------------
                  |   10     SHARED DISPOSITIVE POWER
      WITH        |
                  |          6,552,709
                  |
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           6,552,709
-------------------------------------------------------------------------------
   12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                           [ ]
-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           74.5%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------                       --------------------------
CUSIP No.        482047206                           Page      7 of 13 Pages
------------------------------                       --------------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           FREMONT INVESTORS, INC.
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                       (a) [x]
                                                                       (b) [ ]
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           OO
-------------------------------------------------------------------------------
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [ ]
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           State of Nevada
-------------------------------------------------------------------------------
                  |    7     SOLE VOTING POWER
                  |
   NUMBER OF      |           0
                  |
     SHARES       |------------------------------------------------------------
                  |    8     SHARED VOTING POWER
  BENEFICIALLY    |
                  |          6,552,709
    OWNED BY      |
                  |------------------------------------------------------------
      EACH        |    9     SOLE DISPOSITIVE POWER
                  |
    REPORTING     |          0
                  |
     PERSON       |------------------------------------------------------------
                  |   10     SHARED DISPOSITIVE POWER
      WITH        |
                  |          6,552,709
                  |
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           6,552,709
-------------------------------------------------------------------------------
   12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                           [ ]
-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           74.5%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------                       --------------------------
CUSIP No.        482047206                           Page      8 of 13 Pages
------------------------------                       --------------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           FREMONT INVESTORS I CS, L.L.C.
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                       (a) [x]
                                                                       (b) [ ]
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           OO
-------------------------------------------------------------------------------
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [ ]
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           State of Delaware
-------------------------------------------------------------------------------
                  |    7     SOLE VOTING POWER
                  |
   NUMBER OF      |           0
                  |
     SHARES       |------------------------------------------------------------
                  |    8     SHARED VOTING POWER
  BENEFICIALLY    |
                  |          597,866
    OWNED BY      |
                  |------------------------------------------------------------
      EACH        |    9     SOLE DISPOSITIVE POWER
                  |
    REPORTING     |          0
                  |
     PERSON       |------------------------------------------------------------
                  |   10     SHARED DISPOSITIVE POWER
      WITH        |
                  |          597,866
                  |
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           597,866
-------------------------------------------------------------------------------
   12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                           [ ]
-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           21.1%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------                       --------------------------
CUSIP No.        482047206                           Page      9 of 13 Pages
------------------------------                       --------------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           FREMONT PARTNERS, L.L.C.
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                       (a) [x]
                                                                       (b) [ ]
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           OO
-------------------------------------------------------------------------------
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [ ]
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           State of Delaware
-------------------------------------------------------------------------------
                  |    7     SOLE VOTING POWER
                  |
   NUMBER OF      |           0
                  |
     SHARES       |------------------------------------------------------------
                  |    8     SHARED VOTING POWER
  BENEFICIALLY    |
                  |          2,151
    OWNED BY      |
                  |------------------------------------------------------------
      EACH        |    9     SOLE DISPOSITIVE POWER
                  |
    REPORTING     |          0
                  |
     PERSON       |------------------------------------------------------------
                  |   10     SHARED DISPOSITIVE POWER
      WITH        |
                  |          2,151
                  |
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,151
-------------------------------------------------------------------------------
   12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                           [ ]
-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           Less than 0.1%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           OO
-------------------------------------------------------------------------------

         The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D.


Item 1.  Security and Issuer.

         This amendment (this "Statement") amends and supplements the amended and restated statement on Schedule 13D filed by Fremont Investors I, L.L.C., Fremont Partners, L.P., FP Advisors, L.L.C., Fremont Group, L.L.C. and Fremont Investors, Inc. (the "Original Reporting Persons") on July 12, 1999, as amended September 13, 1999 and September 23, 1999, as amended and restated September 30, 1999, as amended and restated on December 10, 1999, as amended and restated on March 9, 2000, as amended and restated on June 8, 2000, as amended and restated on September 19, 2000, as amended and restated on October 9, 2000, as amended on October 23, 2000, as amended on February 14, 2001, as amended on March 5, 2001, as amended on June 8, 2001, as amended on September 6, 2001, as amended on December 11, 2001, as amended on March 11, 2002, as amended on June 5, 2002, as amended on September 4, 2002, as amended on December 12, 2002, as amended on March 7, 2003, as amended on June 6, 2003, as amended on September 2, 2003, as amended on December 2, 2003, as amended on March 5, 2004, as amended on June 10, 2004, and as amended on September 13, 2004. This Statement relates to the Common Stock (the "Common Stock" or the "Shares") of Juno Lighting, Inc., a Delaware corporation (the "Company"), into which the Series A Convertible Preferred Stock of the Company (the "Preferred Stock") is convertible. In addition to the Original Reporting Persons, this Statement is filed by and on behalf of Fremont Investors I CS, L.L.C. and Fremont Partners, L.L.C. (together with the Original Reporting Persons, the "Reporting Persons"). The address of the Company's principal executive offices is 1300 South Wolf Road, Des Plaines, Illinois 60017.

Item 3.  Source and Amount of Funds or Other Consideration.

Inapplicable.

Item 4.  Purpose of the Transaction.

         All of the shares of Common Stock and Preferred Stock acquired by the Reporting Persons were acquired for general investment purposes. Each of the Reporting Persons reserves the right to change their investment intent. Subject to market conditions the Reporting Persons may acquire or dispose of shares of the Company from time to time in future open-market, privately negotiated or other transactions.

         On October 22, 2003, the Company announced that its board had authorized a share repurchase program pursuant to which the Company may repurchase up to $7.5 million of its outstanding Common Stock. Additionally, Fremont Investors I, L.L.C. and its affiliates informed the Company of their intention to purchase up to $4 million of the Company's outstanding Common Stock. The Company and Fremont Investors I, L.L.C. and its affiliates have determined to coordinate their purchases through a single broker. Shares purchased through the coordinated effort will be allocated to the Company and Fremont Investors I, L.L.C. and its affiliates in proportion to the maximum dollar amounts authorized for purchases. Timing of the purchases will depend on prevailing market conditions, alternative uses of capital, legal requirements and other factors. The repurchase program does not require the Company or Fremont Investors I, L.L.C. and its affiliates to repurchase any specific number of shares and may be terminated at any time. To date no such purchases have been transacted.

         On May 21, 2004, Juno's Board of Directors unanimously approved an amendment and restatement of Juno's certificate of incorporation (the "Amended and Restated Certificate of Incorporation"), which includes the following terms:

    o reduces the stated amount (or liquidation preference) of the Preferred Stock by the amount of certain dividends that may be paid on it;

    o adjusts the applicable annual dividend percentage payable on the reduced stated amount to (i) 11% through November 2005, (ii) 12% to the extent dividends are accrued but not paid on or before the date of a refinancing and after November 2005 and (iii) 11% to the extent dividends are accrued but not paid after November 2005 and after a refinancing;

    o subject to certain conditions, allows for (i) deferral of accrued dividends on the Preferred Stock and (ii) deferral of the conversion of accrued dividends to give the Company a window of opportunity to repay deferred dividends prior to the conversion thereof into Common Stock, until the earliest of (1) 30 days after the termination or replacement of the Company's recently completed credit facility or elimination of dividend payment restrictions thereunder (but in no event before July 1, 2008), (2) occurrence of a change in control or liquidation transaction, (3) redemption of the preferred stock or (4) July 1, 2011; and

    o requires that decisions regarding deferral of dividend payments and redemption of the preferred stock be approved by a majority of the Company's independent directors.

         On May 21, 2004, the Reporting Persons, as stockholders, executed an action by written consent approving the amendment.

         A detailed description of the changes to the terms of the Preferred Stock pursuant to the Amended Certificate of Incorporation, together with a description of the adoption of the Amended Certificate of Incorporation, is included in a section titled "Amendment and Restatement of Juno's Amended and Restated Certificate of Incorporation" in a definitive Information Statement filed by the Company with the Securities and Exchange Commission on August 11, 2004 and mailed to the Company's stockholders on or about August 11, 2004. The Amended Certificate of Incorporation giving effect to such changes, among others, was filed with the Secretary of State of the State of Delaware on August 31, 2004.

         On June 29, 2005, Fremont Investors I, L.L.C., Fremont Partners I CS, L.L.C. and Fremont Partners, L.L.C., as stockholders (collectively, the "Principal Stockholders"), entered into a Stockholders Voting Agreement with Square D Company (the "Stockholders Voting Agreement"), with respect to 597,866 shares of the Company Common Stock and 1,051,970 shares of Series A Preferred Stock ("Series A Preferred Stock" and, collectively with the 597,866 shares of Company Common Stock, the "Subject Shares"). Square D Company and the Principal Stockholders entered into the Stockholders Voting Agreement in connection with the Agreement and Plan of Merger, dated as of June 29, 2005 (the "Merger Agreement"), by and among the Company, Square D Company, a Delaware corporation ("Parent" or "Square D"), Hera Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent ("Merger Sub"), and solely for the purposes of Article IV and Section 9.12 therein, Schneider Electric SA. Pursuant to the Merger Agreement and subject to the conditions set forth therein (including, among other things, adoption and approval of the Merger (as defined below) by the stockholders of the Company and receipt of applicable regulatory approvals), Merger Sub will merge with and into the Company (the "Merger"), with the Company continuing as the surviving corporation and as wholly-owned subsidiary of Square D. At the effective time of the Merger, (i) each share of Company Common Stock will be converted into the right to receive $44.00 in cash, without interest (the "Merger Consideration"), and subject to applicable withholding tax, and (ii) each share of preferred stock of the Company, will be converted into the right to receive the product of the Merger Consideration multiplied by the number of shares of Company Common Stock into which such share of preferred stock is convertible determined as of immediately prior to the effective time in cash, without interest, and subject to any applicable withholding tax. The Merger Agreement also requires the Company to pay all accrued preferred stock dividends immediately before the Merger.

         The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement, which is included as Exhibit 3 hereto and incorporated herein by reference.

         Subject to the terms and conditions contained in the Stockholders Voting Agreement, the Principal Stockholders have agreed, among other things, to vote the Subject Shares in favor of the Merger Agreement, the Merger, any other transactions contemplated by the Merger Agreement and any other actions presented to the Company's stockholders that are necessary or desirable in furtherance of the foregoing. The Principal Stockholders have agreed to vote the Subject Shares against (i) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or any Acquisition Proposal (as defined in the Merger Agreement) or (ii) any amendment of the Company's Certificate of Incorporation or Bylaws or other proposal or transaction involving the Company or any Company Subsidiary, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the Merger Agreement, the Merger or any other transactions contemplated by the Merger Agreement. Each of the Principal Stockholders have appointed Parent and any designee of Parent, each of them individually, as such Principal Stockholder's proxy and attorney-in-fact pursuant to the provisions of Section 212 of the Delaware General Corporation Law, as amended, with full power of substitution and resubstitution, to vote and act on such Principal Stockholder's behalf and in such Principal Stockholder's name, place and stead with respect to such Principal Stockholder's Owned Shares, at any annual, special or other meeting of the Company's stockholders with respect to any of the foregoing; provided, that Square D may not act by written consent to approve the Merger Agreement, the Merger or any other transactions contemplated by the Merger Agreement. The Principal Stockholders have also agreed not to (except as contemplated by the Stockholders Voting Agreement) (i) directly or indirectly, sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option, commitment or other arrangement or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, any of the Owned Shares or any securities convertible into or exchangeable for Common Stock or (ii) take any action that would prohibit, prevent or preclude such Principal Stockholder from performing its obligations under the Stockholder Voting Agreement, including, without limitation, the granting of a power of attorney with respect to the Owned Shares, depositing the Owned Shares in a voting trust or entering into any other stockholder voting agreements with respect to the Owned Shares other than to (x) convert any shares of preferred stock into shares of common stock and (y) enter into hedging transactions to the extent that such transactions would not be inconsistent with its obligations described above. The Stockholders Voting Agreement and each of the obligations described above terminates upon the earlier to occur of (a) the consummation of the Merger and (b) the date of termination of the Merger Agreement in accordance with its terms. This summary is qualified in its entirety by reference to the complete text of the Stockholders Voting Agreement, which is included as
Exhibit 2 hereto and incorporated herein by reference.

         Except as set forth above, the Reporting Persons do not have any plans or proposals which would relate to or result in any of the transactions described in subparagraphs (a) through (j) of Item 4 on Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) As of June 29, 2005, Fremont Investors I, L.L.C. owned 1,051,590 shares of Preferred Stock, which are convertible into 5,952,692 shares of Common Stock or 67.7% of the Common Stock of the Company.

                  As of June 29, 2005, Fremont Partners, L.P. and FP Advisors, L.L.C. may be deemed to beneficially own (i) the 1,051,590 shares of Preferred Stock owned by Fremont Investors I, L.L.C. and (ii) the 597,866 shares of Common Stock owned by Fremont Investors I CS, L.L.C. Such shares are convertible into and/or represent a total of 6,550,558 shares of Common Stock, or 74.5% of the Common Stock of the Company.

                  As of June 29, 2005, Fremont Group, L.L.C. and Fremont Investors, Inc. may be deemed to beneficially own (i) the 1,051,590 shares of Preferred Stock owned by Fremont Investors I, L.L.C., (ii) the 597,866 shares of Common Stock owned by Fremont Investors I CS, L.L.C., and (iii) the 380 shares of Preferred Stock owned by Fremont Partners, L.L.C. Such shares are convertible into and/or represent a total of 6,552,709 shares of Common Stock, or 74.5% of the Common Stock.

                  Upon conversion of the Preferred Stock into Common Stock, the voting power represented by the Common Stock would be equivalent to that of the Preferred Stock immediately prior to conversion. Pursuant to the Amended and Restated Certificate of Incorporation of the Company described in Item 4, the Preferred Stock is entitled to certain cash dividends that, if deferred and not paid by the Company by the deadline described in Item 4, may be convertible into shares of Common Stock, subject to certain restrictions, all as further described in Item 4.

                  Each of (i) Fremont Partners, L.P., as the managing member of Fremont Investors I, L.L.C., (ii) FP Advisors, L.L.C., as the general partner of Fremont Partners, L.P., (iii) Fremont Group, L.L.C., as the managing member of FP Advisors, L.L.C., and (iv) Fremont Investors, Inc., as the manager of Fremont Group, L.L.C., may be deemed to beneficially own the Preferred Stock, and the shares of Common Stock underlying such Preferred Stock, owned directly by Fremont Investors I, L.L.C.

                  Each of (i) Fremont Partners, L.P., as the managing member of Fremont Investors I CS, L.L.C., (ii) FP Advisors, L.L.C., as the general partner of Fremont Partners, L.P., (iii) Fremont Group, L.L.C., as the managing member of FP Advisors, L.L.C., and (iv) Fremont Investors, Inc., as the manager of Fremont Group, L.L.C., may be deemed to beneficially own the 597,866 shares of Common Stock owned directly by Fremont Investors I CS, L.L.C.

                  Fremont Group, L.L.C., as the managing member of Fremont Partners, L.L.C., and Fremont Investors, Inc., as the manager of Fremont Group, L.L.C., may be deemed to beneficially own the 380 shares of Preferred Stock owned directly by Fremont Partners, L.L.C.

         (b) Fremont Investors I, L.L.C. currently exercises shared power to vote or direct the disposition of 1,051,590 shares of Preferred Stock, and the underlying Common Stock. Each of Fremont Partners, L.P., FP Advisors, L.L.C., Fremont Group, L.L.C. and Fremont Investors, Inc. currently exercises shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 1,051,590 shares of Preferred Stock owned by Fremont Investors I, L.L.C., and the underlying Common Stock. In addition, each of Fremont Partners, L.P., FP Advisors, L.L.C., Fremont Group, L.L.C. and Fremont Investors, Inc. currently exercises shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 597,866 shares of Common Stock owned by Fremont Investors I CS, L.L.C. Fremont Group, L.L.C. and Fremont Investors, Inc. also currently exercise shared power to vote or direct the vote and shared power to dispose or to direct the disposition of an additional 380 shares of the Preferred Stock (for a total of 1,051,970 shares of Preferred Stock), owned directly by Fremont Partners, L.L.C. and the underlying Common Stock.

                  Each of the Reporting Persons, as part of a "group" pursuant to Rule 13d-5(b)(1), may be deemed to beneficially own 6,552,709 shares of Common Stock on an as-converted basis, or 74.5% of the Common Stock of the Company.

                  Except as reported in Item 3 or this Item 5, none of the Reporting Persons has effected any transactions in the Preferred Stock or Common Stock during the past 60 days.

                  Pursuant to the Stockholders Voting Agreement, Square D exercises shared power to vote or direct the vote of 1,051,590 shares of Preferred Stock owned by Fremont Investors I, L.L.C. and an additional 380 shares of Preferred Stock owned directly by Fremont Partners, L.L.C. (for a total of 1,051,970 shares of Preferred Stock) and the underlying Common Stock. In addition, pursuant to the Stockholders Voting Agreement, Square D exercises shared power to vote or direct the vote of 597,866 shares of Common Stock owned by Fremont Investors I CS, L.L.C.

         (c)-(e) Inapplicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The Merger is conditioned upon, among other things, certain regulatory approvals, approval by the Company's stockholders and other customary closing conditions.

         The foregoing description of the Merger does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement, which is included as Exhibit 3 hereto and incorporated herein by reference.

         Subject to the terms and conditions contained in the Stockholders Voting Agreement, the Principal Stockholders have agreed to vote the Subject Shares in favor of the Merger Agreement, the Merger, any other transactions contemplated by the Merger and any other actions presented to the Company's stockholders that are necessary or desirable in furtherance of the foregoing at any meeting of the Company's stockholders or in any other circumstances upon which a vote or other approval with respect to foregoing is sought. The Principal Stockholders have agreed to vote the Subject Shares against (i) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or any Acquisition Proposal (as defined in the Merger Agreement) or (ii) any amendment of the Company's Certificate of Incorporation or Bylaws or other proposal or transaction involving the Company or any Company Subsidiary, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the Merger Agreement, the Merger or any other transactions contemplated by the Merger Agreement. Each of the Principal Stockholders have appointed Parent and any designee of Parent, each of them individually, as such Principal Stockholder's proxy and attorney-in-fact pursuant to the provisions of Section 212 of the Delaware General Corporation Law, as amended, with full power of substitution and resubstitution, to vote and act on such Principal Stockholder's behalf and in such Principal Stockholder's name, place and stead with respect to such Principal Stockholder's Owned Shares, at any annual, special or other meeting of the Company's stockholders with respect to any of the foregoing. The Principal Stockholders have also agreed not to transfer their shares, other than to (x) convert any shares of preferred stock into shares of common stock and (y) enter into hedging transactions to the extent that such transactions would not be inconsistent with its obligations described above. The Stockholders Voting Agreement and each of the obligations described above terminates upon the earlier to occur of (a) the consummation of the Merger and (b) the date of termination of the Merger Agreement in accordance with its terms. This summary is qualified in its entirety by reference to the complete text of the Stockholders Voting Agreement, which is included as Exhibit 2 hereto and incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

         The description of the contents of any document referred to in this
Schedule 13D and filed or incorporated by referenced as an exhibit hereto is necessarily not complete and, in each instance, reference is made to the document itself which is filed as an exhibit herewith or incorporated as an exhibit herein by reference.

(1) Joint Filing Agreement, dated as of February 13, 2001 by and between Fremont Investors, I, L.L.C., Fremont Partners, L.P., FP Advisors, L.L.C., Fremont Group, L.L.C., Fremont Investors, Inc., Fremont Investors I CS, L.L.C. and Fremont Partners, L.L.C. (filed as an exhibit to Amendment No. 10 to
Schedule 13D).

(2) Stockholders Voting Agreement, dated as of June 29, 2005, by and among Square D Company, a Delaware corporation, and the stockholders of Juno Lighting, Inc. identified as the signatories thereto.

(3) Agreement and Plan of Merger, dated as of June 29, 2005, by and among Juno Lighting, Inc., a Delaware corporation, Square D Company, a Delaware corporation, Hera Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Square D Company, and solely for the purposes of Article IV and
Section 9.12 therein, Schneider Electric SA.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 30, 2005

                                        FREMONT INVESTORS I, L.L.C.,
                                        FREMONT INVESTORS I CS, L.L.C.,
                                        FREMONT PARTNERS, L.P.,
                                        FP ADVISORS, L.L.C.,
                                        FREMONT GROUP, L.L.C.,
                                        FREMONT INVESTORS, INC., and
                                        FREMONT PARTNERS, L.L.C.


                                        By:    /s/ Mark N. Williamson
                                               --------------------------------
                                        Name:  Mark N. Williamson
                                        Title: Executive Officer or Executive
                                               Officer of a partner, member or
                                               manager of each Reporting Person

                                 EXHIBIT INDEX
                                 -------------

-------------------------------------------------------------------------------
     Exhibit Number                           Exhibit
     --------------                           -------
-------------------------------------------------------------------------------
           (1) Joint Filing Agreement, dated as of February 13, 2001 by and between Fremont Investors, I,
                           L.L.C., Fremont Partners, L.P., FP Advisors,
                           L.L.C., Fremont Group, L.L.C., Fremont
                           Investors, Inc., Fremont Investors I CS, L.L.C.
                           and Fremont Partners, L.L.C. (filed as an
                           exhibit to Amendment No. 10 to Schedule 13D).
-------------------------------------------------------------------------------
           (2) Stockholders Voting Agreement, dated as of June 29, 2005, by and among Square D Company, a Delaware corporation, and the stockholders of Juno Lighting, Inc. identified as the signatories thereto.
-------------------------------------------------------------------------------
           (3)             Agreement and Plan of Merger, dated as of June
                           29, 2005, by and among Juno Lighting, Inc., a Delaware corporation, Square D Company, a
                           Delaware corporation, Hera Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Square D Company, and solely for the purposes of Article IV and Section 9.12 therein, Schneider Electric SA.
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